Exhibit 12.1

Ratio of Earnings to Fixed Charges		Fiscal Year Ended
	Three Months Ended
(In thousands)	May 5, 2018	2/3/2018	1/28/2017	1/30/2016	1/31/2015	2/1/2014
Income (loss) from continuing operations before provision for income taxes	132,375	451,204	147,429	(727,725)	512,079	399,121
Fixed charges	1,729	6,284	8,267	8,639	9,866	10,475

Adjusted earnings (a)	134,104	457,488	155,696	(719,086)	521,945	409,596

Interest expense	244	685	368	706	1,167	1,876
Amortization of debt discount and issuance costs on all indebtedness	—	—	—	—	—	—
Estimated interest portion of operating leases	1,485	5,599	7,899	7,933	8,699	8,599

Fixed charges (b)	1,729	6,284	8,267	8,639	9,866	10,475

Ratio of earnings to fixed charges [(a) / (b)]	77.56	72.80	18.83	(83.24)*	52.90	39.10

*	Earnings for the year ended January 30, 2016 were inadequate to cover fixed charges by $727,725.